nFlate Executive Summary

See It Buy It - Mobile Visual Apparel Marketplace w/ Artificial Intelligence

Proprietary Information

Problems Worth Solving

- 4 out of 5 US shoppers are frustrated by mobile shopping. Millennials lead the way, using their phones 90% of the time while shopping, yet only checking out 35% of the time on mobile.
- Big online retailers, like Amazon and Rakuten have limited apparel selection. Apparel-only retailers have limited inventory and mobile presence.

Target Market

- Mobile commerce accounted for 30% of US online retail in 2015, which will grow from $375B in 2016 to $500B by 2020.
- Millennials, with their shorter "get me in, get me out" mobile attention spans and $2.75T in spending power.

Our Solutions

- See It, Buy It is a mobile 1st apparel marketplace that allows shoppers to discover products faster using visual search with artificial intelligence technology.

Unique Differentiators

- Search by Photo, Color, Web Image & Voice.
- Accelerated discovery funnel process.
- Object detection within images.

Team

- Joe Monastiero, CEO – Serial Entrepreneur, 7 startups. Intervideo (IPO) and appMobi (Intel acquisition). (Joe's LinkedIn Profile)
- Venu Tangirala, Ph.D. Data Scientist – Expert on product recommendation engines (Venu's LinkedIn Profile)
- Petar Bojinov, Software Engineer, Client-side Architect – Web technologies expert (Petar's LinkedIn Profile)
- Ashwin Patti, Software Engineer, Server-side Architect – Cloud infrastructure expert

Business Model

- 15% affiliate commission

Go To Market Strategy

- Merchants on-boarded via alternate sales channel partnerships with Shopify
  - Shopify has 325k merchants with over 100M products
  - See It Buy It shoppers are primarily acquired using social network influencers plus some advertising

Funding Status

- Raising $1M Convertible Debt
- $470k raised from outside investors
- $200k Bootstrapped by Founder

Milestones

- nFlate Shopify merchant onboarding app - Sept 2016
- 400 Merchants, 125k Products
- See It, Buy It mobile app launch – November 2016

Projections

- Revenue: 2017 – $1M | 2018 - $6.6M
- Breakeven in Q218

Exit Comparatives

- WalmartLabs acquires Luvocracy
- eBay acquires Hunch ($80M)
- Snapdeal acquired Wishpicker
- Rakuten acquires Deep Forest
- Facebook acquires The Find
- Pinterest acquires Kosei